Mail Stop 4561

March 19, 2008

Mr. James W. Frankola
Executive Vice President and
Chief Financial Officer
Ariba, Inc.
807 11th Avenue
Sunnyvale, CA 94089

      Re: **Ariba, Inc.**
             Form 10-K for the Fiscal Year Ended September 30, 2007
             Form 10-Q for the Fiscal Quarter Ended December 31, 2007
             File no. 000-26299

Dear Mr. Frankola:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

Notes to Consolidated Financial Statements

Note 1- Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 58

1. Describe the arrangements containing consulting services and software solutions where revenue is recognized "under the lesser of a proportional performance method based on hours or ratable over the term of the license." In addition, tell us how you concluded that this recognition model is appropriate for these arrangements.

2. Please explain to us how you recognize revenue for access to your Ariba Supplier Network.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

Note 1- Description of Business and Summary of Significant Accounting Policies

Fair Value of Financial Instruments and Concentration of Credit Risk, page 6

3. Please tell us the amount of your investment portfolio that is invested in auction-rate securities and where these assets are classified within your balance sheet. We note that you quantify only those securities for which auctions have failed and we were unable to locate any clear disclosure regarding classification. In addition, tell us how you are valuing the securities for which auctions have failed. Finally, tell us why you have not provided specific disclosure regarding these matters considering the recent risks associated with such securities.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief